VINCI

Rueil, may 05, 2004

04030243

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

RECEIVED
2004 MAY 19 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Consolidated sales first quarter 2004

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/24

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex

VINCI

Rueil-Malmaison, 29 April 2004

CONSOLIDATED SALES FIRST QUARTER 2004

- **Strong growth of net sales in the first quarter (up 8.3% at constant scope and exchange rates), reflecting:**
  - **the sustained level of activity in France in all the Group's business lines (up 12%)**
  - **the dynamism of our foreign subsidiaries**
- **Order books remain at a high level**

VINCI's consolidated net sales for the first quarter of 2004 amounted to €4 billion, up 8.3% against the same period in 2003 on a comparable consolidation scope basis (up 7.2% on an actual basis).

This excellent performance confirms the favourable trend seen in the second half of 2003, which in particular resulted in an improvement for the Energy division and in a strong recovery of activity in roads and civil engineering.

These factors were accentuated by the clement weather conditions in the first months of 2004, which contrasted with those of the first quarter of 2003.

In France, net sales for the period amounted to €2.6 billion, an increase of 12.2% against the first quarter of 2003 on a comparable consolidation scope basis (13.6% on an actual basis). All business lines showed significant increases, the most notable being those of Eurovia (up 14.4%) and VINCI Construction (up 12%).

Outside France, net sales increased by 2% on a comparable consolidation scope basis to €1.45 billion. For VINCI Construction, this reflects the expected slowdown in major projects, partially offset by the growth reported by subsidiaries in Western Europe, all the other business lines booking increased levels of business. In Germany, sales increased by 9% following several years of recession.

VINCI Construction: €1.8 billion (like-for-like: +5.6%, actual: +4.9%)

In France, business was very strong, with sales of €1.1 billion, an increase of 12% on a comparable consolidation scope basis, or 13.3% when the effects of external growth are taken into account.

While activity in the building sector, which was exceptional in 2003, is tending to stabilise at a high level, civil engineering activities have been very dynamic both at regional level and in connection with several infrastructure projects such as the TGV Est high-speed rail line and the A89 motorway.

Outside France, net sales amounted to €762 million, showing a slight (2%) decrease on a comparable consolidation scope basis. This trend is mainly due to the decrease in major projects, following the completion of several large contracts in the first half of 2003. This has been partially offset by the continued development of operations in Central Europe, and the favourable trends shown by maintenance activities, in particular in Germany.

At the end of March, VINCI's order books remain at a high level, at €12.7 billion, which represents more than nine months of average activity, an increase of 5% against March 2003.

Press contact: Virginie Christnacht
Tel :+33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

VINCI
Public Limited Company ("Société Anonyme") with capital stock of 845,097,800 euros
Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France
Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 MARCH 2004

(in millions of euros)

	31 March 2004	31 March 2003	Variation 2004/2003	
			actual	like-for-like
Concessions and services	**444.0**	**423.5**	**4.8%**	**6.3%**
Energy	**749.3**	**706.1**	**6.1%**	**4.5%**
Roads	**999.9**	**916.4**	**9.1%**	**13.2%**
Construction	**1,815.4**	**1,730.3**	**4.9%**	**5.6%**
Miscellaneous and double counts	**37.1**	**(0.7)**		
Total	**4,045.7**	**3,775.5**	**7.2%**	**8.3%**
Of which France				
Concessions and services	326.8	301.3	8.5%	6.9%
Energy	531.3	503.4	5.6%	4.5%
Roads	632.4	544.9	16.1%	14.4%
Construction	1,053.0	929.2	13.3%	12.1%
Miscellaneous and double counts	49.3	4.4		
Total	**2,592.9**	**2,283.3**	**13.6%**	**12.2%**
Of which outside France				
Concessions and services	117.1	122.1	(4.1%)	4.5%
Energy	218.0	202.7	7.5%	4.6%
Roads	367.4	371.5	(1.1%)	11.2%
Construction	762.4	801.1	(4.8%)	(2.1%)
Miscellaneous and double counts	(12.1)	(5.2)		
Total	**1,452.8**	**1,492.2**	**(2.6%)**	**2.0%**